Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA  19103-7098
Telephone:  (215) 564-8000
Fax:  (215) 564-8120
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December 18, 2009

VIA EDGAR TRANSMISSION
Brion Thompson, Esquire
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	RBC Funds Trust - Post-Effective Amendment No. 29
(Registration Nos. 333-111986 / 811-21475)

Dear Mr. Thompson:

On behalf of RBC Funds Trust (the “Registrant”), we are submitting the response of the Registrant to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, which you provided to us on December 3, 2009 relating to Post-Effective Amendment No. 29 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 29 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Registrant’s Registration Statement filed on October 16, 2009 to register a new series of the Registrant, the RBC Mid Cap Value Fund (the “Fund”).

After discussing these responses with you, the Registrant intends to submit (by EDGAR) Post-Effective Amendment No. 32 to the Registrant’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 32 to such Registration Statement under the 1940 Act (such amendments, collectively, the “Amendment”), which incorporate the Registrant’s responses to the Staff’s comments.  The Staff’s comments and our response to each comment are set forth below.

1.	Investment Objective

Comment: The Staff has requested that the Prospectus include additional clarification as to whether the Fund’s investment objective may be changed without shareholder approval as required by Item 4(a) of Form N-1A.

Response:  The “Investment Objective” section of the Fund’s prospectus has been revised to include the following sentence:  “The investment objective is not fundamental and, therefore, may be changed by the Board of Trustees without shareholder approval.”

2.           Principal Investment Strategies of the Fund

Comment:  The Staff requested that Registrant provide it with information regarding the capitalization range of the mid-cap index that will be used by the Fund to define mid-sized companies for purposes of its 80% names rule policy, and the Staff indicated that it may have further comment based on that range.

Response:  The Registrant has determined to define mid-sized companies as those that fall within a market capitalization range of $1 billion to $12 billion at the time of purchase by the Fund.  The Registrant notes that the market capitalization of companies in accounts that the Fund’s investment adviser, Voyageur Asset Management, Inc. (which is being renamed RBC Global Asset Management (U.S.) Inc. at the end of the calendar year)(“Advisor”), has managed in the Mid Cap Value Equity strategy generally fall within a narrower range of approximately $2.5 billion to $4 billion.  The Advisor considers companies with a market capitalization of $1 billion to $2 billion to be within the low end of its view of the category of mid-sized companies.  In developing the definition of mid-sized companies for the Fund, Registrant and the Advisor considered all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, definitions used in financial publications and mid-sized definitions used by many other mutual funds.  Registrant and the Advisor believe that the definition used by the Fund and the related disclosure is appropriate in view of the Fund’s name and anticipated investment operations.  Registrant also acknowledges its obligation under section 35(d) of the 1940 Act to ensure that the Fund name is not misleading.

3.	Risk/Return Summary and Fund Expenses

Comment:  The Staff has requested that footnote four to the “Fees and Expenses” table confirm that the duration of the expense limitation agreement will be at least one year from the effective date of the Amendment.

Response:  Registrant confirms that the expense limitation agreement will be in place until January 31, 2011 and has revised the footnote in accordance with the Staff’s comment.

4.	Historical Performance Data of the Advisor

Comment: The Staff suggested that the Registrant’s inclusion of the performance information for the Voyageur Mid Cap Value Equity Composite (the “Composite”) provided by the Advisor, in the Fund Management section of the Fund’s prospectus is not consistent with the SEC staff’s prior interpretive positions in Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996) and Bramwell Growth Fund, SEC No-Action Letter  (Aug. 7, 1996).1

1
In Nicholas-Applegate, the SEC staff agreed neither Section 34(b) of the 1940 Act nor Section 206 of the Advisers Act would prohibit funds from including in their prospectuses the performance information of the investment adviser’s similarly managed separately managed accounts provided such information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the prospectus.  In Bramwell, the SEC staff permitted a fund to include in its prospectus the performance information of another registered fund previously managed by the portfolio manager of fund’s investment adviser provided that the performance is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the prospectus.

Response:  The Registrant respectfully disagrees with the Staff’s position and submits that the inclusion of the performance information for the Composite is consistent with Nicholas-Applegate and other Staff interpretive positions as described below.  Specifically, the performance information of the Composite reflects the performance of the Advisor’s advisory client accounts that are managed by the Fund’s portfolio management team using an investment strategy that is substantially similar to the Fund’s investment strategy.  The Registrant acknowledges that the performance information for the Composite also includes the performance of client accounts managed by the portfolio management team while at a prior advisory firm.  However, in a series of no-action interpretive letters, the Staff has permitted an investment adviser to cite as its own performance (portability) the performance of a predecessor firm or a firm at which the investment adviser’s portfolio managers previously managed accounts.2  In the most recent no-action letter, Horizon Asset Management, the SEC staff established the following conditions for the portability of related performance information:

▪	The person or persons who manage accounts at the successor adviser were also primarily responsible for achieving the prior performance results;

▪
The accounts managed at the predecessor are so similar to the accounts currently under management that the performance results would provide relevant information to prospective clients of the successor adviser;

▪	All accounts that were managed in a substantially similar manner are included unless the exclusion of any such account would not result in materially higher performance;

▪	The presentation of performance results is consistent with Staff interpretations; and

▪	The performance information includes all relevant disclosures, including that the performance results were from accounts managed at another entity.

The performance information for the Composite fully satisfies these conditions.  Accordingly, the Registrant respectfully submits that the presentation of performance information for the Composite is permitted pursuant to Nicholas-Applegate and the Staff positions relating to portability.  The Registrant does not believe Bramwell is applicable since the performance information for the Composite does not reflect the performance of a fund previously managed by the Advisor.

For your reference, we have attached hereto as Appendix A the revised disclosure under “Historical Performance Data of the Advisor,” incorporating changes made in response to the Staff’s comments.  In addition, the disclosure reflects certain clarifying changes.

2
See e.g., Fiduciary Management Associates, Inc., SEC No-Action Letter (Mar. 5, 1984); Conway Asset Management, Inc., SEC No-Action Letter (Jan. 27, 1989); and Horizon Asset Management LLC, SEC No-Action Letter (Sept. 13, 1996).

5.	Historical Performance Data of the Advisor: Composite Table

Comment:  The Staff has requested that the “Composite Return Net of Investment Management Fees” column precede the “Composite Return Gross of Investment Management Fees” column in the Composite Table.

Response:  Disclosure in the Amendment has been revised to address the Staff’s comment.  Please see Appendix A.

6.	Historical Performance Data of the Advisor: Footnote One

Comment: The Staff has requested that the Registrant clarify the difference between the inception date and creation date of the Mid Cap Value Equity Composite in footnote one to the Composite and the Average Annual Total Returns Tables.

Response:  Disclosure in footnote one has been revised to state “Although the Composite was created on May 8, 2006, performance information for the Composite is shown since its inception date, January 1, 2001.”  The Composite creation date is the date on which the Advisor first grouped the accounts to create a composite.  The Composite inception date is the earliest date for which performance is reported for the Composite - the initial date of the performance record.  Please see Appendix A.

7.	Historical Performance Data of the Advisor: Footnote Six

Comment:  The Staff has requested that the Registrant provide updated performance information in the Mid Cap Value Equity Composite table as of the most recent calendar quarter in 2009.

Response:  Disclosure in the Amendment has been revised to include year-to-date performance through September 30, 2009.  Please see Appendix A.

8.           Rule 35d-1 Disclosure

As discussed during our phone conversation on December 3, 2009, the Staff acknowledged that because the Fund does not use leverage, Registrant could delete the phrase “plus any borrowings for investment purposes” in the Prospectus disclosure when defining the concept of net assets for purposes of Rule 35d-1 of the 1940 Act.  Registrant has included disclosure in the SAI indicating that the term “net assets” used in the Fund’s 80% names rule policy includes any borrowings for investment purposes, and has also provided disclosure indicating that the Fund does not intend to borrow for investment purposes.

Tandy Representation

The Registrant acknowledges that:  (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Kindly direct any questions concerning this letter to the undersigned at (215) 564-8198.

Very truly yours,

/s/Michael P. O’Hare

Michael P. O’Hare

cc:           Lee Greenhalgh, Esq., Secretary, RBC Funds Trust
Jodi DeFeyter, Voyageur Asset Management, Inc.

Appendix A

Historical Performance Data

The following tables show historical performance information for the Voyageur Mid Cap Value Equity Composite (the “Composite”).  The performance information for the Composite does not represent the performance of the Fund. The performance information for the Composite should not be considered a substitute for the Fund’s performance.  Performance is historical and does not guarantee or represent the future performance of the Fund or of the Advisor.  The Composite consists of actual, fee-paying, discretionary advisory client accounts managed by the Fund’s portfolio management team according to a Mid Cap Value investment strategy that has the same investment objective, and uses substantially similar investment policies and techniques as those of the Fund.  For additional information on the members of Voyageur’s Mid Cap Value portfolio management team, see “Portfolio Managers” above.  The members of the Fund’s portfolio management team have managed the Composite since 2001.  The Composite is provided solely to illustrate the past performance of the Advisor in managing substantially similar accounts.  The performance presented for the period January 1, 2001, through May 5, 2006, represents the Mid Cap Value Equity track record established by the Fund’s portfolio management team while affiliated with a prior firm.  From May 8, 2006, forward, the Composite information represents accounts managed by the same portfolio management team since joining the Advisor.  A complete list and description of the Advisor’s composites is available upon request.

The manner in which the performance was calculated for the Composite differs from that of registered mutual funds such as the Fund.  The Advisor has prepared and presented the performance information for the Composite in compliance with the Global Investment Performance Standards (“GIPS®”). All returns presented were calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses.  Except as otherwise noted, all returns reflect the payment of investment management fees, brokerage commissions and execution costs paid by the accounts included in the composite, without taking into account federal or state income taxes.  Custodial fees, if any, were not included in the calculations.  Securities are valued as of trade-date. The results are based on fully discretionary accounts under management, including those accounts no longer with the firm.  There is no minimum asset size below which portfolios were excluded from the Composite.  The currency used to express performance in the Composite is the U.S. dollar.  Performance results are presented both net of investment management fees and gross of investment management fees and include the reinvestment of all income.  Because of variation in fee levels, the “net of fees” Composite returns may not be reflective of performance in any one particular account.  Therefore, the performance information shown below is not necessarily representative of the performance information that typically would be shown for a registered mutual fund.

The accounts that are included in the Composite are not subject to the same type of expenses to which the Fund is subject and are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed by the federal securities and tax laws.  Consequently, the performance results for the Composite could have been adversely affected if the accounts in the Composite were subject to the same federal securities and tax laws as the Fund. In addition, while the accounts comprising the Composite incur inflows and outflows of cash from clients, there can be no assurance that the continuous offering of the Fund’s shares and the Fund’s obligation to redeem its shares will not adversely impact the Fund’s performance.

The investment results for the Composite are not intended to predict or suggest the future returns of the Fund.  Total return performance of the Fund is calculated in accordance with the regulations of the SEC.  The SEC standardized average annual total return is neither time weighted or asset weighted and is determined for specified periods by computing the annualized percentage change in the value of an initial amount that is invested in a share class of the Fund at the maximum public offering price.  Investors should be aware that the use of a methodology different than that used below to calculate performance could result in different performance data.

Mid Cap Value Equity Composite(1)

Year	Composite Return Net of Investment Management Fees(2)	Composite Return Gross of Investment Management Fees	Benchmark (Russell Midcap Value Index(3)) Return	Composite Dispersion(4)	Number of Accounts	Market Value ($MM)	Percentage of Firm Assets	Total Firm Assets ($MM)(5)
2009 YTD(6)	24.7%	25.2%	27.6%	N/A	3	18.9	<1%	40,258.9
2008	-31.0%	-30.6%	-38.4%	0.3%	2	8.6	<1%	32,140.1
2007	5.9%	6.4%	-1.4%	0.2%	2	12.4	<1%	32,045.1
2006	18.9%	19.6%	20.2%	N/A	2	13.6	<1%	28,358.1
2005	9.7%	10.6%	12.7%	N/A	1	29.5	-	27,018.8
2004	26.4%	27.5%	23.7%	N/A	1	26.7	-	26,858.3
2003	39.0%	40.2%	38.1%	N/A	1	8.1	-	22,518.8
2002	-2.4%	-1.6%	-9.6%	N/A	1	5.8	-	20,245.8
2001	9.8%	10.7%	2.3%	N/A	1	5.9	-	15,061.3

Average Annual Total Returns for the Periods Ended 9/30/2009

	1 Year	3 Years	5 Years	Since Inception January 1, 2001
Composite gross return	-0.4%	-0.4%	6.9%	10.4%
Composite net return	-0.9%	-0.9%	6.2%	9.6%
Russell Midcap Value Index (3)	-7.1%	-5.7%	3.5%	5.9%

1
Although the Composite was created on May 8, 2006, performance information for the Composite is shown since its inception date, January 1, 2001.   The Composite creation date is the date on which the Advisor first grouped the accounts to create a composite.  The Composite inception date is the earliest date for which performance is reported for the Composite - the initial date of the performance record.

2	Net of Investment Management Fees was calculated using actual management fees. Institutional Fee Schedule: 0.85% on the first $10 million; 0.70% on the next $15 million; 0.60% on the next $25 million; 0.50% on assets over $50 million.

3
The Russell Midcap Value Index, an unmanaged index, is a subset of the Russell Midcap Index, which measures the performance of the stocks of the 800 smallest companies in the Russell 1000® Index, based on market capitalization.  The Russell Midcap Value Index measures the performance of those stocks of the Russell Midcap Index with lower price-to-book ratios and lower relative forecasted growth rates.  Individuals cannot invest directly in an index.

4
Dispersion of annual returns is measured by the equal weighted standard deviation of all accounts in the composite for a full year.  Dispersion marked “N/A” means that the information is not statistically meaningful due to an insufficient number of portfolios in the Composite for the entire year.

5
Prior to January 1, 2006, the Total Firm Assets included all discretionary and non-discretionary assets managed by the Advisor.  Effective January 1, 2006, Total Firm Assets are represented by assets managed by Voyageur Institutional Services (“VIS”), a division of the Advisor.

6	For the period January 1, 2009 through September 30, 2009.

Additional Composite Disclosures

GIPS® Compliance:  The Composite has been prepared and presented in compliance with GIPS®.  Compliance with GIPS® has been verified firm-wide by an independent third party from January 1993 through March 2009.  In addition, a performance examination was conducted beginning on January 1, 2001.  Their report is available upon request.

Composite Methodology:  Returns are time-weighted total rates of return including cash and cash equivalents, income and realized and unrealized gains and losses. Returns are shown net of non-recoverable tax, while recoverable tax is included on a cash basis.  Composite results are weighted by individual portfolio size, using start of period market values.  Portfolios are valued at least monthly or on the date of any contribution/withdrawal greater than 10% within 1 month.  Annual returns are calculated using geometric linking of monthly returns.  An account becomes eligible for inclusion the first full calendar month after funding.  Inclusion may be deferred in cases where it has not been possible to implement the investment strategy.  Terminated accounts leave composites at the end of the calendar month before official notification of termination is received.  Beginning May 8, 2006, when the Composite consists of more than three accounts, Composite policy requires the temporary removal of any portfolio incurring a client initiated significant cash inflow or outflow of at least 10% of portfolio assets.  The temporary removal of such an account occurs at the beginning of the month in which the significant cash flow occurs and the account re-enters the Composite the first full month of being fully invested.  Additional information regarding the treatment of significant cash flows is available upon request.  Except as noted above, results include all discretionary, fee paying accounts of the Advisor.  Additional information on policies for calculating and reporting returns is available on request.

Presentation of Results: Gross returns are presented before management, custodial and other fees but after all trading expenses.  Net returns are calculated after the deduction of the actual management fees.